Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
December 27, 2007
Mr. Larry Greene
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re: Van Kampen Equity Trust —
Registration Statement on Form N-14
(the “Registration Statement”)
(File Nos. 333-147328 and 811-04805)
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the Registration Statement on Form N-14 filed with the Securities and Exchange Commission (the “Commission”) by Van Kampen Equity Trust (the “Registrant” or the “Trust”), on behalf of its series Van Kampen Mid Cap Growth Fund (the “Acquiring Fund”), on December 11, 2007 in connection with the proposed reorganization (the “Reorganization”) of Van Kampen Aggressive Growth Fund (the “Target Fund”), a series of Van Kampen Equity Trust, into the Acquiring Fund. On behalf of the Registrant, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. We have not included comments which we resolved in the course of our telephone call with you. Where changes are necessary in response to your comments, they will be reflected in the Registrant’s Prospectus/Proxy Statement which will be filed pursuant to Rule 497 under the Securities Act of 1933, as amended, via EDGAR on or about January 8, 2008. The Target Fund and the Acquiring Fund are referred to herein collectively as the “Funds.”

Comment 1	In light of the fact that the Acquiring Fund invests in mid cap companies and that the Target Fund invests in small and mid cap companies, please confirm that no securities will be required to be sold by the Target Fund as a result of the proposed reorganization.

Response 1	No securities will be required to be sold by the Target Fund as a result of the proposed reorganization.

Comment 2	In the Capitalization Table in the “Comparison of the Funds — Capitalization” section, if any adjustments have been made, please add a column for “adjustments.”

Response 2	The only adjustment that has been made is with respect to the expenses of the Reorganization, which, consistent with responses to previous Staff comments and Van Kampen’s practice, the Registrant has footnoted to the Capitalization Table. The Registrant respectfully believes that the footnote provides shareholders with a clear understanding of such adjustment and that a separate column is not necessary.

Comment 3	In the “Comparison of the Funds — Purchase, Valuation, Redemption and Exchange of Shares” section, please confirm that the Funds compute each of their net asset values in the same manner.

Response 4	The Funds compute each of their net asset values in the same manner and the Registrant has added disclosure to the referenced section indicating as such.

Comment 5	In the Pro Forma Schedule of Investments, mark any securities that will be required to be sold as a result of the proposed reorganization or provide disclosure to the effect that no securities will be required to be sold as a result of the proposed reorganization.

Response 5	The Registrant has provided the requested disclosure.

Comment 6	Please disclose supplementally whether the Target Fund has supplemented its prospectus to inform investors that the Board of Trustees has approved the proposed reorganization and such reorganization is expected to be submitted to shareholders for approval.

Response 6	The Target Fund has supplemented its prospectus to inform investors that the Board of Trustees of the Target Fund has approved the proposed reorganization and that such reorganization is expected to be submitted to shareholders for approval.

Comment 7	In the “Notice of Special Meeting of Shareholders” and in the Form of Proxy Card, please confirm that no disclosure appears in all capital letters.

Response 7	The Registrant has confirmed that no disclosure appears in all capital letters.

Comment 8	In the Prospectus/Proxy Statement, it states that pursuant to the Agreement and Plan of Reorganization, the Target Fund will dissolve. Also state whether the Target Fund will terminate its registration under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response 8	The Target Fund is only one series of the Trust, which is registered under the 1940 Act. As the Target Fund is not the sole series of the Trust, the termination of the registration under the 1940 Act by the Trust is not contemplated by the Agreement and Plan of Reorganization.

Comment 9	In the sixth paragraph of the Prospectus/Proxy Statement, it states that the Target Fund and the Acquiring Fund’s prospectuses and statements of additional information are incorporated into to Prospectus/Proxy Statement by reference. What is the basis for such incorporation by reference?

Response 9	General Instruction G to Form N-14 states the following:

If any party to a transaction registered on Form N-14 is registered under the 1940 Act and has a current prospectus which meets the requirements of Section 10(a)(3) of the 1933 Act or is current in its reports filed pursuant to Section 30(d) of the 1940 Act, the registrant may, if it so elects, incorporate by reference the prospectus, the corresponding Statement of Additional Information, or reports, or any information in the prospectus, corresponding Statement of Additional Information, or reports, which satisfies the disclosure required by Items 5, 6, and 11 through 14 of this Form. If the registrant elects to incorporate information by reference into the prospectus, a copy of each document from which information is incorporated by reference must accompany the registration statement filed with the Commission and the prospectus. Notwithstanding the foregoing, the registrant may, at its discretion, incorporate any or all the Statement of Additional Information into the prospectus delivered to investors, without delivering the Statement with the prospectus, so long as the Statement is available to investors as provided in Instruction F.

The Acquiring Fund has incorporated each of the Target Fund’s and the Acquiring Fund’s prospectuses and statements of additional information by reference into the Prospectus/Proxy Statement. The statement of additional information of each Fund is included as an appendix to the reorganization statement of additional information In addition, shareholders of the Target Fund will receive a copy of the appropriate prospectus of the Acquiring Fund at the same time they receive the Prospectus/Proxy Statement and both the Target Fund’s and the Acquiring Fund’s statements of additional information will be available to investors as provided in Instruction F.

Comment 10	The reference to “any state regulator” in the Rule 481 Statement in the last paragraph on the outside front cover of the Prospectus/Proxy Statement may be deleted if the Funds so desire.

Response 10	The Registrant acknowledges the comment and opts to include the reference.

Comment 11	In the third paragraph in the “Summary — Background and Reasons for the Reorganization” section the list purporting to be reasons for the proposed reorganization is more a list of results of the completed reorganization. Please revise the disclosure so that the list is consistent with the heading.

Response 11	The Registrant respectfully submits that the list of anticipated results enunciated in the paragraph referenced provides sufficient reasons for the proposed reorganization and is indeed the factors that the Board of Trustees considered as reasons for the proposed reorganization in recommending the proposed reorganization to shareholders. The Registrant respectfully opts to retain the current disclosure as stated.

Comment 12	In the first paragraph in the “Comparison of the Funds — Investment Objectives and Principal Investment Strategies — Principal Investment Strategies” section, it states “[e]ach Fund’s investment adviser seeks to invest in high quality companies...”. Please supplementally explain whether the Funds are investing in rated equity securities or otherwise what the Funds mean by “high quality.”

Response 12	The Funds do not invest in rated equity securities. The reference to “high quality” companies refers to the portfolio management team’s determination of the value of a company based on its investment strategy and rationale. As disclosed in the referenced paragraph, “high quality” companies are those companies that the portfolio management team believes have rising returns on invested capital, above average business visibility, strong free cash flow generation and an attractive risk-reward profile.

Comment 13	In the “Comparison of the Funds — Investment Objectives and Principal Investment Strategies — Principal Investment Strategies” section, it states that each Fund may purchase and sell certain derivative instruments, such as options, futures contracts and options on futures contracts. To the extent that each Fund may invest a different amount of its assets in such derivatives, please add disclosure indicating the amounts permitted for each Fund.

Response 13	The Funds are permitted to invest the same percentage of each of their assets in such derivatives and thus, the Funds do not believe that additional disclosure is necessary.

Comment 14	In the “Comparison of the Funds — Investment Objectives and Principal Investment Strategies — Principal Investment Strategies” section, it states that “each Fund’s investment adviser generally defines medium-sized companies by reference to those companies up to the capitalization range of companies represented in the Russell Midcap Index (which consists of companies in the capitalization range of up to $22.4 billion as of June 30, 2007).” Please provide disclosure indicating the lower range of companies of represented in the Russell Midcap Index.

Response 14	The Funds have provided the requested disclosure.

Comment 15	In the “Comparison of the Funds — Investment Objectives and Principal Investment Strategies — Principal Investment Strategies” section, it states that each Fund may purchase and sell certain derivative instruments, such as options, futures contracts and options on futures contracts. Please add disclosure regarding the types of underlying instruments that the Fund will utilize in its derivatives transactions.

Response 15	The section referenced is a “summary” section and the Funds respectfully disagree that additional disclosure is necessary or helpful therein. The Funds do, however, currently include such information in the section of each of their Prospectuses entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Strategic Transactions.” A copy of the Acquiring Fund’s prospectus will accompany the Prospectus/Proxy Statement.

Comment 16	In the “Management of the Funds—Portfolio Management” section, explain supplementally whether the following sentence is consistent with Item 5(a)(2) and Item 15(a) of Form N-1A: “The composition of the U.S. Growth team may change without notice from time to time.”

Response 16	Item 5(a)(2) requires disclosure of the persons “primarily responsible for the day-to-day management of the Fund’s portfolio (‘Portfolio Manager’),” and Item 15(a) requires certain disclosure regarding such persons’ management of other accounts. The Funds are managed by a team of investment professionals. The team may be comprised both of persons “primarily responsible for the day-to-day management of the Fund’s portfolio” (any such persons are disclosed under Item 5(a)(2) and Item 15(a)) and persons who are not. The referenced disclosure states that the composition of each team may change without notice from time to time. We note supplementally that, notwithstanding the Fund’s disclosure that team members may change without notice, to the extent that a team member with primary responsibility for the day-to-day management of the Funds’ portfolio changes, the Funds intend to supplement each of their prospectus and statement of additional information with the information required by Item 5(a)(2) and Item 15(a) for such team member.

Comment 17	In the Expense Table in the “Comparison of the Funds — Expenses” section, if applicable, provide the line item “Acquired Fund Fees and Expenes” required by Instruction 3(f)(i) of Item 3 of Form N-1A.

Response 17	The fees and expenses incurred indirectly by the Funds as a result of investment in shares of “acquired funds,” if any, does not exceed 0.01% and thus, the line items is omitted and such amount, if any, is included in “other expenses” in the Expense Table pursuant to Instruction 3(f)(i).

Comment 18	Please revise the entitled “Comparison of the Funds — Expenses” section so that the footnotes appear after the “Example.”

Response 18	The Funds respectfully submit that the disclosure under “Comparison of the Funds — Expenses,” as currently presented, complies with the requirements of Item 3 of Form N-1A. Specifically, the Funds believe that moving the footnotes to the Expense table to after the Example and accompanying text would hinder shareholders’ ability to comprehend the information presented in the Expense table.

Comment 19	In the “Other Information — Shareholder Proposals” section, pursuant to Rule 14a-8 of the Proxy Rules, please disclose, if applicable, the notice requirement applicable to a shareholder who desires to attend the shareholder meeting and make a proposal.

Response 19	The Target Fund does not have any special notice requirements for attending the meeting and/or presenting a proposal and thus, the Registrant does not believe that additional disclosure is necessary.

Comment 20	Please supplementally state whether the Acquiring Fund intends to file a legal opinion delivered to the Acquiring Fund regarding the validity of the new shares to be issued in connection with the Reorganization.

Response 20	Consistent with Van Kampen’s practice, the Acquiring Fund has referenced its legal opinion regarding the validity of the shares of the Acquiring Fund as filed with the Acquiring Fund’s Registration Statement on Form N-1A with the SEC on October 20, 2006. As disclosed on the front cover of the Form N-14 Registration Statement, the Acquiring Fund has registered an indefinite number of shares of common stock based on Section 24(f) of the 1940 Act, and is in a continuous offering of such shares under an effective registration statement (File Nos. 033-08122 and 811-04805). Indeed, no filing fee is due in connection with the filing of the Form N-14 because of reliance on Section 24(f) of the 1940 Act. The Acquiring Fund believes that the legal opinion filed in connection with its Registration Statement on Form N-1A referenced above applies to the shares being registered on this Registration Statement on Form N-14.
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     In connection with the effectiveness of the Registration Statement, the Trust acknowledges that the disclosure included in the Registration Statement is the responsibility of the Trust. The Trust further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Trust will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.

Sincerely,
/s/ Charles B. Taylor